UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: November 10, 2016	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES INC. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS THIRD QUARTER 2016 RESULTS

3Q16 Highlights (as compared to 2Q16):

•	Net Revenue of US$160.4 Million Compared to US$151.2 Million

•	Gross Profit Was US$30.5 Million Compared to US$25.5 Million

•	Gross Margin of 19.0% Compared to 16.9%

•	Results Reflect 858.968 Million Shares Outstanding on a Fully Diluted Basis for ChipMOS Taiwan Compared to 27.583 Million Shares Outstanding on a Fully Diluted Basis for the former ChipMOS Bermuda at the End of 2Q16

•	Net Earnings of US$0.01 Per Basic Common Share and US$0.01 Per Diluted Common Share Compared to US$0.01 Per Basic Common Share and US$0.01 Per Diluted Common Share

•	Net Income for The Third Quarter of 2016 Adversely Impacted by US$5.5 million or US$0.01 Per Basic Common Share in Foreign Exchange Losses

•	US$0.6 Million in Share Repurchase Pursuant to the Board’s Authorization in May

•	Retained Balance of Cash and Cash Equivalents at US$331.6 Million Compared to US$355.0 Million, with Net Cash Balance of US$25.0 Million

•	Board of Directors Approves Cash Dividend Payable on December 19 to Shareholders of Record on December 3 (NT$2.0 Cash Dividend Without and NT$1.5 Cash Dividend With Unigroup Private Placement)

Hsinchu, Taiwan - 11/10/2016 - ChipMOS TECHNOLOGIES INC. (“ChipMOS”, “ChipMOS Taiwan” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the third quarter ended September 30, 2016. All U.S. dollar figures in this release are based on the exchange rate of NT$31.27 against US$1.00 as of September 30, 2016. The merger (the “Merger”) of ChipMOS Bermuda with and into its subsidiary ChipMOS Taiwan was completed on October 31, 2016. Financial results included in this press release are for the third quarter of 2016 results of the former ChipMOS Taiwan, which may not be comparable to results in press releases of ChipMOS Bermuda in prior periods. Results are based on 858.968 million shares outstanding on a fully diluted basis for ChipMOS Taiwan as compared to 27.583 million shares outstanding on a fully diluted basis for the former ChipMOS Bermuda at the end of 2Q16.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRS”).

Net revenue for the third quarter of 2016 was NT$5,015.6 million or US$160.4 million, an increase of 6.1% from NT$4,727.1 million or US$151.2 million in the second quarter of 2016 and an increase of 3.9% from NT$4,827.1 million or US$154.4 million for the same period in 2015.

Net income attributable to equity holders of the Company for the third quarter of 2016 was NT$255.1 million or US$8.2 million, and NT$0.30 or US$0.01 per basic common share and NT$0.30 or US$0.01 per diluted common share, as compared to net income attributable to equity holders of the Company for the second quarter of 2016 of NT$314.9 million or US$10.1 million, and NT$0.37 or US$0.01 per basic common share and NT$0.36 or US$0.01 per diluted common share, and compared to net income attributable to equity holders of the Company in the third quarter of 2015 of NT$583.5 million or US$18.7 million, and NT$0.65 or US$0.02 per basic common share and NT$0.65 or US$0.02 per diluted common share. Net income for the third quarter of 2016 was adversely impacted by US$5.5 million or US$0.01 per basic common share in foreign exchange losses.

The unaudited consolidated financial results of ChipMOS for the third quarter ended September 30, 2016 included the financial results of ChipMOS U.S.A., Inc. and ChipMOS TECHNOLOGIES (BVI) LTD. and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”).

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We are pleased to be reporting today as the newly merged ChipMOS Taiwan and ChipMOS Bermuda. We are now able to focus all of our efforts on the priority opportunities that we expect will drive our growth and ultimately create value for shareholders. Revenue for the third quarter came in at the high-end of our guidance, up 6.1% as compared to Q2. We are benefitting from strong DDI demand in small panels. This uptick started in late Q216 and is expected to continue through Q416 due to inventory tightness across the supply chain. We expect this to be one of many favorable catalysts in our business. We are also pleased with the timing of capacity adds in our bumping business, which increased to 78% utilization from 67% in the prior quarter even as we absorbed the new capacity coming online. Our memory services also saw demand strength led by DRAM and flash, including Mask ROM, while revenue of our mixed signal business grew near 20% sequentially. Overall, we are confident in the prospects for our business, with utilization levels expected to trend higher through the first half of 2017 based on customer feedback, an expected inventory replenishment, and higher demand for our MEMS, finger print sensor, touch driver, AMOLED, and OLED testing and assembly services. We also remain fully focused on moving forward with our expansion in China and look forward to updating you on our progress. Finally, our Board of Directors approved a cash dividend payable on December 19 to shareholders of record of December 3 (NT$2.0 per share without and NT$1.5 per share with Unigroup Private Placement). We will continue to evaluate the capital needs of our business and will also consider the reinstatement of our share repurchase, if and when the Board determines the timing appropriate in relation to our other capital needs, including the expansion in China and ongoing CapEx needs as we support existing and forecast customer demand levels. Based on the Taiwan Securities and Exchange Act, in relation to the declaration and distribution of a dividend, we cannot repurchase shares during the period from the notification to two days before the book closure date. As a result, the Company is not allowed to repurchase its own shares prior to November 27.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Our Q316 gross margin was 19.0%, which came in at the high end of our guidance due to product mix and higher utilization levels. We generated US$84.3 million in cash from operations in the first three quarters of 2016, with US$45.9 million invested in CapEx, and US$0.6 million used in the repurchase of shares from the open market in 3Q16. We made further progress with Tsinghua Unigroup on its proposed investment, which was already overwhelmingly approved by shareholders early this year. We still require regulatory approval in Taiwan but expect to reach a decision by the end of December as our private placement agreement will expire on December 11 and would require another shareholder vote to extend. Regardless of the outcome, we expect material growth in China in 2017 and should have the necessary funding in place. Beyond 2017, if the Tsinghua Unigroup investment is not approved by the Taiwan regulators we would likely pursue a joint venture structure in Shanghai to secure the more significant investment required to achieve our long-term growth targets.”

Selected Operation Data

	3Q16		2Q16
Revenue by segment
Testing		25%		25%
Assembly		34%		33%
LCD Driver		24%		27%
Bumping		17%		15%
Utilization by segment
Testing		69%		67%
Assembly		67%		59%
LCD Driver		82%		77%
Bumping		78%		67%
Overall		73%		67%
CapEx	US$	45.9 million	US$	26.9 million
Testing		24%		20%
Assembly		7%		16%
LCD Driver		36%		42%
Bumping		33%		22%
Depreciation and amortization expenses	US$	27.0 million	US$	26.6 million

Condensed consolidated statements of cash flows

	Period ended Sep. 30, 2016	Period ended Sep. 30, 2015
	US$ million	US$ million
Net cash generated from (used in) operating activities	84.3	130.3
Net cash generated from (used in) investing activities	(104.1)	(119.5)
Net cash generated from (used in) financing activities	29.7	(128.4)
Net increase (decrease) in cash and cash equivalents	9.9	(117.6)
Effect of exchange rate changes on cash	(2.1)	0.9
Cash and cash equivalents at beginning of period	323.8	425.7
Cash and cash equivalents at end of period	331.6	309.0

Fourth Quarter 2016 Outlook

The Company expects revenue for the fourth quarter of 2016 to be approximately flat to down in the low single digits, as compared to the third quarter of 2016, in-line with typical seasonality. The Company expects gross margin on a consolidated basis to be in the range of approximately 16% to 20% for the fourth quarter of 2016. The Company expects depreciation and amortization expenses for the fourth quarter of 2016 to be approximately US$24 million. Operating expenses are expected to be approximately 11% to 14% of revenues in the fourth quarter of 2016. The Company expects CapEx spending to be approximately US$35 million in the fourth quarter of 2016, as the Company continues to build-up LCD driver capacity at its Shanghai facility. The total number of the Company’s outstanding common shares at the end of the fourth quarter of 2016 is expected to be approximately 856 million.

Investor Conference Call / Webcast Details

ChipMOS will review detailed third quarter 2016 results on Thursday, November 10, 2016 at 7:00 AM Eastern Time (8:00 PM Taiwan time, Thursday, November 10, 2016). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-412-317-6671, with confirmation ID number 13647852.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), was established in August 1997 and is an industry leading provider of semiconductor assembly and test services. ChipMOS is a leader in Taiwan’s IC packaging and testing industry as well and has one of the world’s largest LCD driver capacity footprints for packaging and testing. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qingpu Industrial Zone in Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more details, please refer to ChipMOS’ website http://www.chipmos.com.

Forward-Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. These risks and uncertainties include those discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS Taiwan filed with the U.S. SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with the T-IFRS, ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, non-controlling interests, interest expenses, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the T-IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Sep. 30, Jun. 30, 2016, and Sep. 30, 2015

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Sep. 30, 2016	Jun. 30, 2016	Sep. 30, 2015
	USD	USD	USD
Revenue	160.4	151.2	154.4
Cost of revenue	(129.9)	(125.7)	(126.8)

Gross profit	30.5	25.5	27.6

Research and development expenses	(6.9)	(7.0)	(6.0)
Sales and marketing expenses	(0.6)	(0.7)	(0.6)
Administrative and general expenses	(7.4)	(5.0)	(5.2)

Operating expenses	(14.9)	(12.7)	(11.8)

Operating profit	15.6	12.8	15.8

Non-operating income (expenses), net	(4.9)	0.7	6.8

Profit (loss) before tax	10.7	13.5	22.6
Income tax benefit (expense)	(2.5)	(3.4)	(3.9)

Profit (loss) for the period	8.2	10.1	18.7

Attributable to equity holders of the Company	8.2	10.1	18.7

Profit (loss) for the period
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(2.8)	(2.2)	2.3

Total other comprehensive income (loss)	(2.8)	(2.2)	2.3

Total comprehensive income (loss)	5.4	7.9	21.0

Attributable to equity holders of the Company	5.4	7.9	21.0

Earnings (loss) per share attributable to the Company - basic	0.01	0.01	0.02

Weighted average shares outstanding (in thousands) - basic	851,980	861,608	893,931

Net income (loss) attributable to the Company - diluted	8.2	10.1	18.7

Earnings (loss) per share attributable to the Company - diluted	0.01	0.01	0.02

Weighted average shares outstanding (in thousands) - diluted	858,968	867,686	898,712

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.27 against US$1.00 as of Sep. 30, 2016. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Sep. 30, Jun. 30, 2016, and Sep. 30, 2015

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Sep. 30, 2016	Jun. 30, 2016	Sep. 30, 2015
	NTD	NTD	NTD
Revenue	5,015.6	4,727.1	4,827.1
Cost of revenue	(4,061.2)	(3,930.2)	(3,963.1)

Gross profit	954.4	796.9	864.0

Research and development expenses	(217.2)	(217.5)	(187.5)
Sales and marketing expenses	(19.9)	(21.0)	(20.0)
Administrative and general expenses	(229.8)	(157.0)	(162.6)

Operating expenses	(466.9)	(395.5)	(370.1)

Operating profit	487.5	401.4	493.9

Non-operating income (expenses), net	(154.1)	21.8	212.7

Profit (loss) before tax	333.4	423.2	706.6
Income tax benefit (expense)	(78.3)	(108.3)	(123.1)

Profit (loss) for the period	255.1	314.9	583.5

Attributable to equity holders of the Company	255.1	314.9	583.5

Profit (loss) for the period
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(87.3)	(67.1)	73.5

Total other comprehensive income (loss)	(87.3)	(67.1)	73.5

Total comprehensive income (loss)	167.8	247.8	657.0

Attributable to equity holders of the Company	167.8	247.8	657.0

Earnings (loss) per share attributable to the Company - basic	0.30	0.37	0.65

Weighted average shares outstanding (in thousands) - basic	851,980	861,608	893,931

Net income (loss) attributable to the Company - diluted	255.1	314.9	583.5

Earnings (loss) per share attributable to the Company - diluted	0.30	0.36	0.65

Weighted average shares outstanding (in thousands) - diluted	858,968	867,686	898,712

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Sep. 30, Jun. 30, 2016, and Sep. 30, 2015

Figures in Million of U.S. dollars (USD) (1)

	Sep. 30, 2016	Jun. 30, 2016	Sep. 30, 2015
	USD	USD	USD
ASSETS
Current assets
Inventories	71.3	69.0	56.0
Accounts and notes receivable	131.9	121.5	124.7
Short-term deposits	2.1	2.1	2.3
Other current assets	15.2	12.5	9.6
Cash and cash equivalents	331.6	355.0	309.0

Total current assets	552.1	560.1	501.6

Non-current assets
Financial assets measured by cost method	0.3	0.3	0.6
Investment measured by equity method	11.6	11.4	10.7
Property, plant & equipment	480.7	463.4	449.0
Other non-current assets	11.2	11.7	11.3

Total non-current assets	503.8	486.8	471.6

Total assets	1,055.9	1,046.9	973.2

EQUITY AND LIABILITIES
LIABILITIES
Current liabilities
Accounts payable and payables to contractors and equipment suppliers	52.2	41.2	38.1
Other current liabilities	116.5	122.5	59.2
Bank loans – current portion	0.0	—	49.5
Short-term bank loans	42.1	46.0	42.8

Total current liabilities	210.8	209.7	189.6

Non-current liabilities
Bank loans – non-current portion	264.5	263.6	159.4
Other non-current liabilities	27.2	27.8	28.4

Total non-current liabilities	291.7	291.4	187.8

Total liabilities	502.5	501.1	377.4

EQUITY
Issued capital	286.8	286.9	293.0
Capital surplus	121.3	120.8	120.8
Retained earnings	188.7	180.5	215.8
Other component of equity	(43.4)	(42.4)	(33.8)

Equity attributable to equity holders of the Company	553.4	545.8	595.8

Total equity	553.4	545.8	595.8

Total equity and liabilities	1,055.9	1,046.9	973.2

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.27 against US$1.00 as of Sep. 30, 2016. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Sep. 30, Jun. 30, 2016, and Sep. 30, 2015

Figures in Million of NT dollars (NTD)

	Sep. 30, 2016	Jun. 30, 2016	Sep. 30, 2015
	NTD	NTD	NTD
ASSETS
Current assets
Inventories	2,229.7	2,159.0	1,750.9
Accounts and notes receivable	4,124.8	3,799.7	3,898.1
Short-term deposits	66.6	66.0	71.7
Other current assets	476.1	390.4	300.7
Cash and cash equivalents	10,369.0	11,101.0	9,662.3

Total current assets	17,266.2	17,516.1	15,683.7

Non-current assets
Financial assets measured by cost method	10.0	10.0	18.5
Investment measured by equity method	362.2	355.1	336.0
Property, plant & equipment	15,030.0	14,490.9	14,038.8
Other non-current assets	349.5	364.7	355.1

Total non-current assets	15,751.7	15,220.7	14,748.4

Total assets	33,017.9	32,736.8	30,432.1

EQUITY AND LIABILITIES
LIABILITIES
Current liabilities
Accounts payable and payables to contractors and equipment suppliers	1,632.5	1,289.4	1,190.4
Other current liabilities	3,644.5	3,830.3	1,851.6
Bank loans – current portion	1.0	—	1,548.1
Short-term bank loans	1,315.0	1,437.3	1,339.9

Total current liabilities	6,593.0	6,557.0	5,930.0

Non-current liabilities
Bank loans – non-current portion	8,270.5	8,242.2	4,983.1
Other non-current liabilities	850.0	870.8	888.0

Total non-current liabilities	9,120.5	9,113.0	5,871.1

Total liabilities	15,713.5	15,670.0	11,801.1

EQUITY
Issued capital	8,968.0	8,972.2	9,163.0
Capital surplus	3,793.7	3,776.7	3,776.1
Retained earnings	5,899.1	5,644.1	6,747.9
Other component of equity	(1,356.4)	(1,326.2)	(1,056.0)

Equity attributable to equity holders of the Company	17,304.4	17,066.8	18,631.0

Total equity	17,304.4	17,066.8	18,631.0

Total equity and liabilities	33,017.9	32,736.8	30,432.1

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	Sep. 30, 2016	Jun. 30, 2016	Sep. 30, 2015
	USD	USD	USD
Operating profit	15.6	12.8	15.8
Add: Depreciation	27.0	26.6	24.3
Amortization	0.0	0.0	0.0
Interest income	0.2	0.3	0.4
Less: Capital expenditures	(45.9)	(26.9)	(30.6)
Non-controlling interest	—	—	—
Interest expense	(1.3)	(1.1)	(1.0)
Income tax expense	(2.5)	(3.4)	(3.9)
Dividend	—	—	(63.9)

Non-GAAP free cash flow	(6.9)	8.3	(58.9)

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Sep. 30, 2016	Jun. 30, 2016	Sep. 30, 2015
	USD	USD	USD
Operating profit	15.6	12.8	15.8
Add: Depreciation	27.0	26.6	24.3
Amortization	0.0	0.0	0.0

Non-GAAP EBITDA	42.6	39.4	40.1

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	Sep. 30, 2016	Jun. 30, 2016	Sep. 30, 2015
	USD	USD	USD
Short-term bank loans	42.1	46.0	42.8
Long-term bank loans (including current portion)	264.5	263.6	208.9
Less: Cash and cash equivalents	(331.6)	(355.0)	(309.0)

Net debt	(25.0)	(45.4)	(57.3)

Equity attributable to equity holders of the Company	553.4	545.8	595.8

Net debt to equity ratio	-4.5%	-8.3%	-9.6%